

September 11, 2009

Via U.S. Mail

James M. Piccone
President, Secretary and General Counsel
Resolute Energy Corporation
1675 Broadway, Suite 1950
Denver, Colorado 80202

> **Re:** **Resolute Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed September 10, 2009**
> **File Number 333-161076**

Dear Mr. Piccone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   For purposes of clarity, some of these comments repeat comments that the staff already conveyed to counsel yesterday. There were several other comments conveyed by telephone yesterday and to which you have already responded.

2.   Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to "you" or "your" refer to Resolute Energy Corporation or Hicks Acquisition Company I, Inc., depending on the context.

3.   We note that you will now hold the meeting on September 24, 2009. We also direct you to comment 6 of this letter, regarding possible internet and telephone voting mechanisms. With a view to disclosure, please advise us of the minimum amount of time you anticipate giving security holders to consider delivered materials before the meeting date and why you believe this affords security holders a sufficient period of time to make a reasonably informed investment decision. In responding to this comment, please also address the fact that security holders will need sufficient time to return their proxies by mail if a more instantaneous means of voting such as casting votes by toll free number and / or via the intranet is not available.

4.   Explain how you intend to provide the materials to those being asked to vote. Also, tell us:

   - your current timetable for printing and delivering the materials;
   - when paper copies of the materials will be delivered to and received by those being asked to vote;
   - when security holders will have to return proxies to assure that their votes are counted; and,
   - what steps you will take to accelerate the process so that those voting will receive the materials by an earlier date.

5.   We refer you to prior comment 10. If there are material changes which occur after you mail the materials, it would be helpful if you provide on the cover page, the proxy card, and appropriate places throughout the document (including page 12) the opportunity for those casting votes to do so by toll free number and/or via the internet. Make clear that those voting will have the opportunity to timely respond in the event of possible material changes. If, as counsel suggested during yesterday's telephone conference, you know that there are procedures to make such voting accessible to non-record holders, please describe these procedures in necessary detail. At a minimum, disclose whether the "banks and brokers" to which you refer have confirmed to you that such procedures will be available for this purpose.

6.   We note the last sentence of the new text you added in response to prior comment 10. Security holders must be provided with a means to change their vote rather than simply "confirm that they are aware of the supplemental disclosure."

7.   Specify a date after which any material changes, including the waiver of material
        conditions, would result in a change to the scheduled meeting date to provide
        those who have voted or will vote time to process the new information and vote
        again if they so desire.

8.   Please reference prior comment 6. We note that you have not changed the tables
        to include a tabular entry for Mr. Hicks. At a minimum, move forward footnote
        38 so that it appears no later than footnote 5.

Certain Other Interests in the Acquisition, page 24

9.   Counsel explained to us yesterday that you added the last paragraph of this
        section to provide for the possible purchase of shares via stock purchase contracts
        that would be entered into prior to, but satisfied after, consummation of the
        acquisition. Expand your disclosure to discuss in greater detail how and why
        these contracts may be entered into, as well as specifying how and when you plan
        to notify those who will be voting. For example, disclose whether you intend to
        amend the registration statement and provide all those voting with a prospectus
        supplement, file a press release and the contracts as exhibits to a Form 8-K, or use
        some other means for this purpose.

10.   Clarify that such contracts may have the effect of reducing the chances that the
        30% conversion threshold is reached and enhancing the likelihood that the
        proposed acquisition is ultimately consummated. Provide corresponding
        disclosure elsewhere where you discuss the potential conflicts, as appropriate.

11.   Similarly, it appears that such contracts may cause changes to the beneficial
        ownership disclosure that appears in the Form S-4 for Mr. Hicks and others.
        Please advise how you propose to update this disclosure if any such material
        contracts are entered into prior to the meeting date.

12.   With regard to these purchases, as well as the purchases you reference under
        "Actions That May Be Taken," please provide us with a supplemental discussion
        of the extent to which such purchases might be viewed as occurring in the course
        of a distribution by the company, and how they will be made in compliance with
        the applicable rules and regulations of the Commission, including but not limited
        to, Regulation M, Rule 13e-4, Regulation 14D and Regulation 14E (including
        Rule 14e-5) under the Exchange Act.

Actions That May Be Taken, page 24

13.   With regard to the potential purchases you reference here and in the last paragraph under "Certain Other Interests in the Acquisition," please provide a representation that all such purchases will be made in compliance with the federal securities laws.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704 if you have questions regarding the engineering comments.   Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Ronald R. Levine, II
        (303) 892-7400